July 23, 2009

Via Facsimile and EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director (Mail Stop 3720)

RE:	ICT Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 16, 2009

Form 10-Q for Fiscal Quarter Ended March 31, 2009

File No. 0-20807

Ladies and Gentlemen:

This letter responds to comments by the staff of the Securities and Exchange Commission (the “Commission”) contained in the letter (the “Comment Letter”) dated June 29, 2009, from Larry Spirgel, Assistant Director of the Division of Corporation Finance, to Vincent A. Paccapaniccia, Chief Financial Officer of ICT Group, Inc. (the “Company”). For your convenience, we have included your comments followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

1.	“We note that you took a significant goodwill impairment charge in the fourth quarter of fiscal year 2008. You should expand your MD&A in future filings to discuss your expectations regarding your future operating results and liquidity in light of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections. Please provide us with your proposed disclosure”.

Company Response:

The Company will expand its disclosure in future MD&A to address the staff’s comment. With respect to our goodwill impairment, we stated in our MD&A included in the 2008 10-K that the primary driver behind our goodwill impairment was a significant decline in our market capitalization such that it was significantly below our book value of equity at December 31, 2008. We believe our market capitalization declined significantly during the fourth quarter of 2008 due largely to the economic crisis that the overall economy experienced and is still experiencing. In addition to the overall macro-economic factors, our significant client concentration in the financial services industry also had a negative impact on our operating results, which we believe impacted market capitalization. Almost 50% of our revenue is derived from mortgage companies and banking institutions. During the fourth quarter of 2008, at the time of our goodwill impairment analysis, there was significant uncertainty with respect to the financial services industry and the revenue we could expect to generate in that market. Therefore, our projected revenue and cash flow used in our discounted cash flow analysis were lower than amounts used in the proceeding year since they had a higher level of uncertainty inherent in them. Currently, we are beginning to see some stability in the markets we serve, which is an improvement from the significant uncertainty that existed at the end of 2008. Whether this stability ultimately results in improved operating results for the Company is not yet clear.

Our proposed disclosure to be included in our June 30, 2009 10-Q regarding future operating results and liquidity is as follows and will be included in our MD&A:

From the third quarter of 2007 and continuing into 2009, our operations have been impacted by various adverse economic events including the current economic downturn as well as the consumer credit crisis and the mortgage crisis, both of which had a significant impact on the decline in our revenue from telemarketing services. We do not expect our future growth to be derived from telemarketing services. We also do not believe that our operating results from this timeframe are indicative of our future operating results. Currently, we are beginning to see some stability in the markets we serve, which is an improvement from the significant uncertainty that existed at the end of 2008, although we remain cautious as to whether this stabilization is temporary or longer-term. Accordingly, while we are optimistic with our prospects for improved profitability and liquidity, particularly with respect to our customer support services, the timing and sustainability of which remain uncertain.

Our proposed additional disclosure (in italics) to be included in our 2009 10-K is as follows and will be included in our discussion of critical accounting policies

Impairment of Goodwill and Other Intangible Assets

“Goodwill and other intangible assets are recorded as a result of business combinations. Prior to impairment, as of December 31, 2007 we had $13.1 million of goodwill. Although goodwill is no longer required to be amortized, we are required to perform an annual impairment review of our goodwill. This impairment review, which is performed in the fourth quarter of each year, is a discounted cash flow analysis using projected cash flows of the Company. On an interim basis, we also evaluate whether any events have occurred or whether any circumstances exist that could indicate an impairment of our goodwill. During the fourth quarter of 2008, we recorded an impairment charge of $12.2 million against our goodwill, which resulted in a full impairment of our goodwill. The primary driver behind this impairment was the significant decline in our market capitalization during the fourth quarter of 2008, which we believe was largely a result of the general economic conditions during that period, as well as the market’s view of our operating results in light of the significant portion of our customer base that is associated with the financial services industry, as discussed below. The impairment was computed using a valuation of the Company that was performed in the fourth quarter of 2008. This valuation was based on a discounted cash flow analysis and resulted in a fair valuation of the Company that was significantly below the book value of our shareholders’ equity at December 31, 2008. Our discounted cash flow analysis reflected a decline in management forecasts and assumptions from prior periods. As described in Note 15 to the consolidated financial statements, we had at the time of the impairment analysis and continue to have a significant concentration in the financial services industry. Almost 50% of our revenue is derived from mortgage companies and banking institutions. From the third quarter of 2007 and continuing into 2009, our operations were negatively impacted by various adverse economic events affecting this industry, including the credit crisis and the mortgage crisis. At the time of our year-end 2008 assessment of goodwill, our revenue forecasts and projected cash flow from this market segment were lower than amounts used in the proceeding year and reflected a higher level of uncertainty and accordingly resulted in a lower valuation of the Company, which resulted in our recording an impairment charge against goodwill.”

Form 10-K for Fiscal Year Ended December 31, 2008

Consolidated Financial Statements, page F-1

Note 16. Operating and Geographic Information, page F-31

2.	“We note your disclosure that you have one reportable segment. In light of your decision to refer to your “core” and “non-core” businesses, tell us how you considered the guidance in SFAS 131 in determining whether these businesses represented separate operating segments.”

Company Response:

We have historically had one reportable segment required to be disclosed under SFAS 131. Although we operate in various foreign jurisdictions, for which we disclose the requisite geographic financial information as required by SFAS 131, we are ultimately providing call center services to our clients in all of these operations.

Our recent disclosures of Core and Non-Core was limited to earned revenue and was intended to provide specific information about different types of call center revenue we generate and the trends we are experiencing in our business to our investors. The type of revenue that is considered “Core” and “Non-Core” is defined in our MD&A. Non-Core revenue is specifically telemarketing sales revenue derived from the United States and Canada, including market research services. Core revenue is the remainder and by far the largest portion of our total revenue.

Over the past few years, our Non-Core revenue stream has declined and we expect it to continue to decline, as companies perform less telemarketing. Consequently, while we expect to continue to provide this service to clients who require it, we are no longer actively pursuing these types of client programs in the United States and Canada. This is the key concept we are trying to communicate to our investors by labeling this area of our business “Non-Core.”

As it relates to our assessment under SFAS 131, we do not believe Core and Non-Core are separate businesses or separate operating segments. They are merely related variations of call center services, which is why we do not refer to them as two distinct businesses. The terms “Core” and “Non-Core” are used primarily in the context of financial reporting and investor communications. They are not utilized internally for any type of operational management purpose.

Under SFAS 131, an operating segment is defined as a “component of an enterprise” that:

1)	engages in a business activity from which it may earn revenue and incur expenses including transactions with other components of an entity,

2)	whose operating results are regularly reviewed by the company’s chief operating decision maker (“CODM”) to make decisions about resource allocation and assess performance, and

3)	for which discrete financial information is available.

We evaluated each of these requirements as follows:

1)	Our Core and Non-Core are different business activities that generate revenue and incur expenses.

2)	Our chief operating decision maker (“CODM”) is deemed to be our Chief Executive Officer. Our CEO has made the decision to pursue Core services and focus resources on Core services, primarily because Non-Core services are no longer being requested by our clients to a significant extent. Although we track Core and Non-Core revenue, we do not have separate management responsible for each type of revenue.

3)

Other than revenue which can be tracked on a client-by-client basis, there are no discrete operating results which distinguish between Core and Non-Core. There are certain direct costs that could be attributed to specific client services, such as our direct labor costs incurred to provide the service, although they are not currently accumulated in a way to match them up with the revenue. The balance of our other costs associated with running our call centers can not be directly attributed to specific client services and would need to be apportioned through an allocation process, which would serve to dilute much of any perceived benefit to our investors. Accordingly, we do not produce discrete financial information at a level which shows profitability for revenue streams considered ‘Core” and revenue streams considered “Non-Core”.

Based on the lack of discrete financial information and that results are not reviewed by our CODM, we do not consider Core and Non-Core to be operating segments.

In conclusion, the Company also acknowledges:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s efforts in reviewing the Company’s disclosures and are prepared to provide such additional information as may be requested by the staff.

Sincerely,

/s/ Vincent A. Paccapaniccia
Vincent A. Paccapaniccia
Executive Vice President and Chief Financial Officer
ICT Group, Inc.

cc:	Robert S. Littlepage, Jr., Accountant Branch Chief

Melissa Hauber, Senior Staff Accountant

Justin W. Chairman, Esquire

Thomas M. Koncsics, KPMG LLP